UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: September 3, 2009	/s/ Robyn Lamont
	Name:	Robyn Lamont
	Title:	Chief Financial Officer

List of materials attached hereto:

Notice of Shareholder Meeting

SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

CIRCULAR TO SHAREHOLDERS

INCLUDING

NOTICE OF MEETING TO BE HELD 2 OCTOBER 2009
EXPLANATORY MEMORANDUM
PROXY FORM

These documents should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advise from their accountant, solicitor of other professional adviser prior to voting

Samson Oil & Gas Limited

SAMSON OIL & GAS LIMITED
ABN 25 009 069 005

TABLE OF CONTENTS

Section 1	Notice of Meeting

Section 2	Explanatory Memorandum

Proxy Form	Separate insert

These documents should be read in their entirety.  If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Samson Oil & Gas Limited

SAMSON OIL & GAS LIMITED

ABN 25 009 069 005

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a general meeting of Samson Oil & Gas Limited will be held at Conference Room, Level 8, Exchange Plaza, 2 The Esplanade, Perth, WA 6000 on Friday, 2 October 2009 at 10.00am.

AGENDA

To consider, and if thought fit to pass, the resolutions set out below as ordinary resolutions.

Information on the proposals to which the resolutions relate is contained in the explanatory memorandum which accompanies and forms part of this Notice of Meeting (the “Explanatory Memorandum”).  Words and expressions defined in the Explanatory Memorandum have the same meanings where used in this Notice of Meeting.

RESOLUTION 1 – RATIFICATION OF ALLOTMENT OF SHARES

To consider, and if thought fit to pass, the following resolution as an ordinary resolution:

“That for the purpose of ASX Listing Rule 7.4 and all other purposes, the allotments on 16 March 2009 and 1 July 2009 of a total of 31,300,000 fully paid ordinary shares in the Company, to Macquarie Bank Limited on the terms described in the explanatory memorandum which accompanied the notice convening this meeting, be and is hereby ratified.”

Note:

In accordance with Listing Rule 7.5.6, the Company will disregard any votes cast on resolution 1 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form, or (ii) by the chairman of the meeting as proxy for a member who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides) by a person who participated in the issue referred to in the resolution, or any associate of that person.

RESOLUTION 2 - ISSUE OF UNDERWRITER OPTIONS

“That for the purpose of ASX Listing Rule 7.1 and all other purposes, the Directors be authorised to issue up to 252,413,926 new options to subscribe for fully paid ordinary shares in the Company to Patersons Securities Limited or its nominee on the terms and conditions set out in Annexure “A” to the explanatory memorandum which accompanied the notice convening this meeting.”

Note:

In accordance with Listing Rule 7.3.8, the Company will disregard any votes cast on resolution 2 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form, or (ii) by the chairman of the meeting as proxy for a member who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides) by Patersons Securities Limited or any other person who may participate in the offer and any other person who might obtain a benefit if that resolution is passed (except a benefit solely in the capacity of a holder of ordinary securities), or any of their respective associates.

Samson Oil & Gas Limited

PROXIES

In accordance with section 249L of the Corporations Act 2001, members are advised that:

•	each member has a right to appoint a proxy;

•	the proxy need not be a member of the Company;

•
a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  If no proportion or number is specified, then in accordance with section 249X(3) of the Corporations Act 2001, each proxy may exercise one-half of the votes.

In accordance with section 250BA of the Corporations Act 2001, the Company specifies the following information for the purposes of receipt of proxy appointments:

Registered Office:	Level 36, Exchange Plaza 2 The Esplanade Perth WA 6000

Facsimile Number:	(08) 9220 9820

Postal Address:	PO Box 7654 Cloisters Square Perth WA 6850

Each member entitled to vote at the general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf.  The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion.  The instrument appointing the proxy must be received by the Company at the address specified above at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile).

In accordance with regulation 7.11.38 of the Corporations Regulations 2001, the Company determines that ordinary shares held as at 10.00am on 30 September 2009 will be taken, for the purposes of the general meeting, to be held by the persons who held them at that time.

By Order of the Board

D I Rakich
Company Secretary
31 August 2009

Samson Oil & Gas Limited

SAMSON OIL & GAS LIMITED
ABN 25 009 069 005

EXPLANATORY MEMORANDUM TO SHAREHOLDERS
1.	INTRODUCTION

This Explanatory Memorandum has been prepared for the information of shareholders of Samson in connection with the business to be transacted at the general meeting of the Company to be held on Friday, 2 October 2009.

At that meeting, shareholders will be asked to pass resolutions:

•	ratifying the allotment of 31,300,000 shares to Macquarie Bank Limited; and

•	approving an issue of up to 252,413,926 new options to Patersons Securities Limited or its nominees pursuant to an Underwriting Agreement dated 2 September 2009.

Details of these proposals are set out in this Explanatory Memorandum, which shareholders are urged to read carefully.

The purpose of this Memorandum is to provide information that the Board believes to be material to shareholders in deciding whether or not to pass these resolutions.  The Memorandum explains the resolutions and identifies the Board’s reasons for putting them to shareholders.  It should be read in conjunction with the accompanying Notice of Meeting.

2.	GLOSSARY

The following terms and abbreviations used in this Explanatory Memorandum have the following meanings:

Act or Corporations Act	Corporations Act 2001 (Cth.)

A$ or $	Australian dollars

ASIC	Australian Securities and Investments Commission

ASX	ASX Limited (ACN 008 624 691)

ASX Listing Rules or Listing Rules	ANNEXURE AThe Official Listing Rules of the ASX, as amended from time to time

Board	ANNEXURE BThe board of directors of the Company

General Meeting	The general meeting of the Company to be held on Friday 2 October 2009

Macquarie	Macquarie Bank Limited (ACN 008 583 542)

Notice of Meeting	The notice convening the General Meeting which accompanies this Explanatory Memorandum

Samson Oil & Gas Limited

Underwriter Options or New Options	Options to subscribe for Samson Shares to be issued on the terms and conditions set out in Annexure “A” to this Explanatory Memorandum

Patersons	Patersons Securities Limited (ACN 008 896 311)

Prospectus	Prospectus issued by the Company on 2 September 2009

Rights Issue	The 6-for-1 renounceable rights issue to be undertaken by the Company on the terms of the Prospectus

Samson or Company	Samson Oil & Gas Limited (ABN 25 009 069 005)

Samson Shares or Shares	Fully paid ordinary shares in the Company

3.	RESOLUTION 1 – RATIFICATION OF ALLOTMENT OF SHARES

On 13 March 2009 the Company announced that it had reached agreement with Macquarie Bank Limited under which Macquarie would be issued 36.8 million Shares in exchange for the cancellation of 17,060,000 Samson options issued to Macquarie pursuant to a credit facility dated 26 May 2006.  A total of 31.3 million Shares were issued on 16 March and 1 July 2009, and the remaining 5.5 million will be issued on 30 November 2009.

Listing Rule 7.1 prohibits a company from issuing shares representing more than 15% of its capital in any 12 month period without first obtaining shareholder approval.  However, Listing Rule 7.4 allows the company to seek ratification by shareholders of an issue of securities which has been made without approval under Listing Rule 7.1 provided the issue did not breach Listing Rule 7.1.

As the placement the subject of Resolution 1 was not in breach of Listing Rule 7.1 and was not previously approved by shareholders, shareholder ratification of the placement is now sought being pursuant to Listing Rule 7.4.

The effect of passing Resolution 1 therefore will be to refresh the Company’s 15% capacity under Listing Rule 7.1 to the extent of the Shares the subject of that resolution.

For the purposes of Listing Rule 7.5, the following information is provided in relation to Resolution 1:

1)	The 31,300,000 shares were issued at a deemed issue price of 2 cents per share.

2)	The Shares rank equally in all respects with the Company’s existing shares.

3)	The Shares were issued to Macquarie, a party unrelated to the Company.

4)	No funds were raised by the issue.

4.	RESOLUTION 2 – ISSUE OF UNDERWRITER OPTIONS

On 2 September 2009 the Company announced a renounceable rights issue of 1,442,365,296 Shares on the basis of 6 Shares for every 1 Share held at the record date at an issue price of 1.2 cents per share, together with one free attaching New Option for every 10 new Shares allotted.

The securities are being offered pursuant to a prospectus dated 2 September 2009.

Samson Oil & Gas Limited

Pursuant to an Underwriting Agreement dated 2 September 2009 Paterson Securities Limited has agreed to underwrite the Rights Issue in return for a fee of $125,000 plus 6.5% of the amount raised by the Rights Issue. Patersons will also receive up to 252,413,926 Underwriter Options on the same terms as the New Options comprised in the Rights Issue.

As noted above, Listing Rule 7.1 prohibits a company from issuing securities representing more than 15% of its capital in any 12 month period without first obtaining shareholder approval. As the proposed issue of Underwriter Options to Patersons the subject of Resolution 2 will exceed this 15% threshold and none of the exceptions in Listing Rule 7.2 applies, shareholder approval is required.

For the purpose of Listing Rule 7.3, the following information is provided in relation to Resolution 2:

1.	The number of Underwriter Options to be issued is up to 252,413,926.

2.
The Underwriter Options will be issued within three months after the date of the general meeting.  It is expected that the Options will be issued at the same time as the New Shares and New Options pursuant to the Rights Issue timetable.

3.
The Underwriter Options will be issued on the terms and conditions set out in the Annexure “A” to this Explanatory Memorandum. These are the same terms and conditions as apply to the New Options comprised in the Rights Issue.

4.	The Underwriter Options will be issued to Paterson Securities Limited or its nominees.

5.	The Underwriter Options will be issued free of charge and no additional funds will be raised by the issue of the Underwriter Options.

5.	ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the resolutions set out in the Notice of Meeting.

Attached to the Notice of Meeting is a proxy form for use by shareholders.  All shareholders are invited and encouraged to attend the General Meeting or, if they are unable to attend in person, to complete, sign and return the proxy form to the Company in accordance with the instructions contained in the proxy form and the Notice of Meeting.  Lodgement of a proxy form will not preclude a shareholder from attending and voting at the General Meeting in person.

Samson Oil & Gas Limited

ANNEXURE “A”

TERMS AND CONDITIONS OF NEW OPTIONS

1.	Each New Option entitles the holder to subscribe for and be allotted one ordinary share in the capital of the Company. The exercise price is 1.5 cents per New Option (the "Exercise Price”).

2.
The New Options are exercisable at any time prior to 5.00pm (Perth time) on 31 December 2012 (the “Expiry Date”) by notice in writing to the directors of the Company accompanied by payment of the Exercise Price.

3.	The New Options are transferable and application will be made to the ASX for Official Quotation of the New Options.

4.
Shares will be allotted and issued pursuant to the exercise of New Options not more that 10 business days after receipt of a properly executed notice of exercise and payment of the requisite application moneys.

5.
Shares issued upon exercise of the New Options will rank pari passu in all respects with Company’s fully paid ordinary shares. The Company will apply for Official Quotation by ASX of all shares issued upon the exercise of New Options within 3 Business Days after the date of allotment of those shares.

6.
There are no participating rights or entitlements inherent in the New Options and holders will not be entitled to participate in new issues of capital offered or made to the shareholders during the currency of the New Options. However, the Company will send a notice to each optionholder at least 10 business days before the record date for any proposed issue of capital. This will give optionholders the opportunity to exercises their New Options prior to the date for determining entitlements to participate in any such issue.

7.
There are no rights to a change in the Exercise Price, or in the number of shares over which the New Options can be exercised, in the event of a new issue of capital (including a bonus issue) by the Company prior to the exercise of any New Options.

8.
In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights of an option holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of the reorganisation.

9.
The Company will, at least 20 Business Days before the Expiry Date, send notices to the optionholders stating the name of the optionholder, the number of New Options held, the exercise price, and the consequences of non-payment.

Samson Oil & Gas Limited

PROXY FORM
The Secretary
Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
PERTH  WA  6000

I/We
(Full Name – Block Letters)

of
being a member of Samson Oil & Gas Limited hereby appoint

	to exercise	% of my/our voting rights
(Name of 1st Proxy)

	to exercise	% of my/our voting rights
(2nd Proxy - Optional)

or in his/her absence, the Chairman of the meeting as my/our proxy/proxies to vote on my/our behalf at the General Meeting of the Company to be held at 10.00am on Friday 2 October 2009 and at any adjournment thereof.

The Chairman of the meeting will act as your proxy if you do not appoint someone. It is the Chairman’s intention to exercise undirected proxies in favour of the resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box opposite.  ❑
By marking this box you acknowledge that if you have appointed the Chairman as your proxy, he may exercise the undirected proxy even if he has an interest in the outcome of the resolution and votes cast by him other than a proxy holder will be disregarded because of that interest.

You must either mark the boxes directing your proxy how to vote on the resolution or mark this box indicating that you do not wish to direct your proxy how to vote.  Otherwise, this proxy form will be disregarded.

I/We understand that if I/we have not directed my/our how to vote, my/our proxy may vote or abstain from voting as he or she thinks fit.

	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.	Ratification of Allotment of Shares	❑	❑	❑
2.	Issue of Underwriter Options	❑	❑	❑

Dated this	day of 2009.

Signature of Member	Signature of Joint Member

Or if a Company:
THE COMMON SEAL OF	)
Was affixed in the presence of,	)
And the sealing is attested by:	)

Secretary	Director

Samson Oil & Gas Limited

INSTRUCTIONS FOR APPOINTMENT OF PROXY

(1)	A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

(2)
Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.  If that proportion is not specified, each proxy may exercise one-half of the member’s voting rights.

(3)	A proxy need not be a member of the Company.

Forms to appoint proxies and the Power of Attorney (if any) under which it is signed or an office copy or notarially certified copy thereof must be deposited with the Company at the registered office, Level 36, Exchange Plaza, 2 The Esplanade, Perth, or faxed to the Company (Fax No: (08) 9220 9820 and for overseas shareholders: (618) 9220 9820), not less than 48 hours before the time for holding the meeting.  A proxy presented by a company should be under the Common Seal of that company.